UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                (AMENDMENT NO. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          21st CENTURY HOLDING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    90136Q100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               CUSIP No. 90136Q100

1       NAMES OF REPORTING PERSONS          Wallace J. Hilliard
                                  ------------------------------------------

2       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                (b) |_|

3       SEC USE ONLY


4       CITIZENSHIP OR PLACE OF ORGANIZATION           U.S.A.
                                            --------------------------------

                             5      SOLE VOTING POWER       0
                                                     -----------------------

     NUMBER OF               6      SHARED VOTING POWER      243,680(1)
       SHARES                                          ---------------------
    BENEFICIALLY
      OWNED BY               7      SOLE DISPOSITIVE POWER         0
        EACH                                              ------------------
     REPORTING
       PERSON                8      SHARED DISPOSITIVE POWER    243,680(1)
        WITH                                                ----------------


9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  243,680(1)
                                                                    ------------
10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES |_|

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9        8.1%(2)
                                                       ---------------------
12      TYPE OF REPORTING PERSON (See Instructions)               IN
                                                   -------------------------

-----------------

1 Represents 234,380 shares of Common Stock held by the Flint Trust and 9,300 shares of Common Stock held in an irrevocable trust account.
2 Calculated on the basis of 3,015,501 shares of Common Stock outstanding on April 22, 2002.

                                Page 2 of 5 Pages

ITEM 1(A).        NAME OF ISSUER:

                  21st Century Holding Company

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  4161 NW 5th Street
                  Plantation, FL  33317

ITEM 2(A).        NAME OF PERSON FILING:

                  Wallace J. Hillard

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  2610 Bulrush Lane
                  Naples, FL 34105

ITEM 2(C).        CITIZENSHIP:  SEE ITEM 4 ON COVER PAGE

                  U.S.A.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 Par Value

ITEM 2(E).        CUSIP NUMBER:

                  90136Q100

ITEM 3            IF THIS  STATEMENT IS FILED  PURSUANT TO  RULES 13D-1(B)
                  OR 13D-2(B) OR (C),  CHECK  WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP:

                  (a)      Amount Beneficially Owned:  243,680(1) shares.
                                                       ------------------

                  (b)      Percent of Class:   8.1%(2)
                                               -------
-----------------

1 Represents 234,380 shares of Common Stock held by the Flint Trust and 9,300 shares of Common Stock held in an irrevocable trust account.
2 Calculated on the basis of 3,015,501 shares of Common Stock outstanding on April 22, 2002.

                                Page 3 of 5 Pages

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct to vote     0
                                                                    --------

                  (ii)     shared power to vote or to direct the vote  243,680
                                                                       -------

                  (iii)    sole power to dispose or to direct the
                           disposition of                              0
                                                                     --------

                  (iv)     shared power to dispose or to direct
                           disposition of                              243,680
                                                                       -------

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10.          CERTIFICATION:

                  Not applicable.

                                Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2002                          /s/ Daniel J. Hilliard, Trustee
                                                -------------------------------
                                                Wallace J. Hilliard